NEWS RELEASE	NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO US NEWS WIRE SERVICES.

OLYMPUS TO RAISE UP TO $12 MILLION BY PRIVATE PLACEMENT

TORONTO, February 26, 2007 - Olympus Pacific Minerals Inc. (the “Company”) (TSX: OYM). David Seton, Chairman and CEO of the Company, is pleased to announce that the Company has arranged a non-brokered private placement, of up to 21,428,571 shares (the “Shares”) at a price of $0.56 per share, for gross proceeds of up to C$12,000,000 (the “Offering”).

All Shares issued in the Offering will have a hold period in Canada of four months from the closing of the Offering. The expected date of the closing is March 19, 2007.

The net proceeds from the Offering are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

The Offering is subject to acceptance for filing by the TSX of the Offering on behalf of the Company and receipt of any required regulatory approvals.

This press release does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States. None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on the Company, readers are referred to the Company’s web site at www.olympuspacific.com and the Company’s Canadian regulatory filings on SEDAR at www.sedar.com

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

Olympus Pacific Minerals Inc. Press Release - February 26, 2007

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or forwarding- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Olympus Pacific Minerals Inc. Press Release - February 26, 2007